Mail Stop 3561

June 15, 2009

Phillip K. Marshall
Chief Financial Officer
Rick's Cabaret International, Inc
10959 Cutten Rd
Houston, TX 77066

      Re: **Rick's Cabaret International, Inc.**
              Form 10-KSB for the fiscal year ended September 30, 2008
              Filed December 29, 2008
              Form 10-Q for the quarter ended March 31, 2009
              Filed May 12, 2009
              File No. 001-13992

Dear Mr. Marshall:

We have reviewed your response letter dated June 8, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the quarter ended March 31, 2009
Note 13. Subsequent Events, page 25

1.   We note from your disclosures that during April 2009 the Company entered into an arrangement to modify the maturity date of two secured promissory notes totaling $10 million from November 2010 to November 2012 and that all other terms and conditions remained the same. In this regard, please tell us whether any consideration was given to the holders of the promissory notes to incentivize the modification in terms and how such consideration was accounted for within your financial statements. If no additional consideration was given, please explain to us why the holders of the secured promissory notes were willing to extend the maturity date of the notes through November 2012.

2.   Furthermore, tell us how you considered the guidance in ETIF 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments in determining the appropriate accounting treatment for the modification in terms and provide us with your analysis in determining whether the modification was considered a debt instrument with substantially different terms. We may have further comment upon receipt of your response.

3.   We note from your disclosures that during April and May 2009 the Company renegotiated some of its put options used for financing its acquisitions and that pursuant to the terms of these amended agreements, the Company has extended payback periods, reduced the number of shares that can be put back to the Company and reduced cash outlays for the next twelve months. In this regard, please tell us whether the renegotiated terms resulted in any accounting consequence and if so, provide us with your planned accounting treatment. If you believe no accounting was required, please tell us why and provide us with the guidance which supports the basis for your conclusion.

4.   Furthermore, please tell us whether any consideration was given to the holders of the put options to incentivize the change in terms and how such consideration has or will be accounted for within the financial statements. If no additional consideration was given, please explain to us why the parties were willing to renegotiate the terms which allowed the Company to extend the payback period and reduce the number of shares that can be put back to the Company.

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You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant

cc: Robert Axelrod, P.C.
VIA FACSIMILE